

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 18, 2008

Andres de la Cruz
Cleary Gottlieb Steen & Hamilton LLP
Main Tower
Neue Mainzer Strasse 52
60311 Frankfurt Am Main
Germany

Re: Republica Oriental del Uruguay ("Uruguay")
       Registration Statement under Schedule B
       Filed June 2, 2008
       File no. 333-151351

       Form 18-K
       Filed June 6, 2008
       File no. 333-07128

Dear Mr. de la Cruz:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule B

Where You Can Find More Information, page 22

1.   Please update the reference to your annual report on Form 18-K to the latest form filed for the year ended December 31, 2007 and include the file number.

Form 18-K

Territory and Population, page D-5

2.   The last sentence of the second paragraph indicates that the table below that paragraph sets forth comparative GNP figures, although the table indicates that it sets forth GNI figures. Please revise or clarify.

Labor Force, page D-29

3.   The first paragraph on page D-29 states that "[i]n various instances during the past ten years, the government has threatened to disband or in fact disbanded strikes on the basis that the services provided were essential to the country." Please revise the narrative to elaborate on the occurrence of such events and any material effect that such events have had, or may have, on investors.

Banco Comercial Shareholder Dispute, page D-54

4.   Please address any material impact the pending shareholder dispute may have on Uruguay's economy or investors.

Closing Comment

        Please revise your registration statement in response to our comments. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

        We direct your attention to Rules 460 and 461 of the Securities Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Republica Oriental del Uruguay
6/18/2008
3

       Please direct any questions about these comments to me at (202) 551-3450.

                              Sincerely,

                              Michael Coco
                              Special Counsel

Cc: via facsimile

Andres de la Cruz
(212) 225-3999